Exhibit 99.7

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Hortense OURY
Tel.: + 33 (0) 1 47 44 23 34
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 874 102 327,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Paris, February 11, 2011
Fourth quarter and full year 2010 results

		Change		Change
	4Q10	vs 4Q09	2010	vs 2009

Adjusted net income[1]

- in billion euros (B€)	2.6	+23%	10.3	+32%
- in billion dollars (B$)	3.5	+13%	13.6	+26%

- in euros per share	1.14	+23%	4.58	+32%
- in dollars per share	1.54	+12%	6.08	+25%
Net income (Group share) of 10.6 B€ in 2010
Net-debt-to-equity ratio of 22% at December 31, 2010
Hydrocarbon production of 2,387 kboe/d in the fourth quarter 2010
2010 dividend of 2.28 €/share2
Commenting on the results, Chairman and CEO Christophe de Margerie said :
“Beyond the more favorable environment than the one in 2009, the increase in the 2010 results reflects the improvement in the Group’s performance, with notably production growth of more than 4% compared to 2009 and a strong rebound in Chemicals.
The year 2010 also marks a new dynamic in the implementation of our strategy, with a bolder exploration program and profound changes to the portfolio in each business segment. Throughout our operations, wherever we are present, the Group reaffirms the priority of safety, reliability and acceptability as essential to sustainability and growth.
Confident in a favorable environment and in the ability of our people to develop value creating projects, the Group announces a 2011 investment budget of 20 billion dollars, or about 16 billion euros, and commits to maintain its policy for shareholder returns while keeping a strong balance sheet.”
The Board of Directors of Total, led by Chairman and CEO Christophe de Margerie, met on February 10, 2011, and decided to propose at its Annual Shareholders Meeting on May 13, 2011, a dividend of 2.28 €/share, stable as compared to the previous year.
♦ ♦ ♦

[1]	definition of adjusted results on page 2 - dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period : 1.3583 $/€ for the 4th quarter 2010 ; 1.4779 $/€ for the 4th quarter 2009 ; 1.2910 $/€ for the 3rd quarter 2010 ; 1.3257 $/€ for the full year 2010 ; and 1.3948 $/€ for the full year 2009.
Net income (Group share) was 2,030 M€ in the fourth quarter 2010.

[2]	pending approval at the May 13, 2011, Annual Shareholders Meeting.

•	Key figures[3]

			4Q10				2010
			vs	in millions of euros			vs
4Q10	3Q10	4Q09	4Q09	except earnings per share and number of shares	2010	2009	2009
40,157	40,180	36,228	+11%	Sales	159,269	131,327	+21%
5,102	4,728	3,985	+28%	Adjusted operating income from business segments	19,797	14,154	+40%
2,736	2,643	2,071	+32%	Adjusted net operating income from business segments	10,622	7,607	+40%

2,300	2,123	1,948	+18%	• Upstream	8,597	6,382	+35%
266	264	51	X5	• Downstream	1,168	953	+23%
170	256	72	X2	• Chemicals	857	272	X3
2,556	2,475	2,081	+23%	Adjusted net income	10,288	7,784	+32%
1.14	1.10	0.93	+23%	Adjusted fully-diluted earnings per share (euros)	4.58	3.48	+32%
2,247.9	2,244.9	2,241.4	—	Fully-diluted weighted-average shares (millions)	2,244.5	2,237.3	—

2,030	2,827	2,065	-2%	Net income (Group share)	10,571	8,447	+25%

5,026	4,092	3,524	+43%	Investments[4]	16,273	13,349	+22%
4,424	4,005	3,419	+29%	Investments including net investments in equity affiliates and non-consolidated companies[4]	15,445	13,003	+19%
1,344	1,074	944	+42%	Divestments	4,316	3,081	+40%
3,387	4,904	1,889	+79%	Cash flow from operations	18,493	12,360	+50%
4,648	4,359	3,408	+36%	Adjusted cash flow from operations	17,996	13,471	+34%

			4Q10				2010
			vs	in millions of dollars [5]			vs
4Q10	3Q10	4Q09	4Q09	except earnings per share and number of shares	2010	2009	2009
54,545	51,872	53,541	2%	Sales	211,143	183,175	+15%
6,930	6,104	5,889	18%	Adjusted operating income from business segments	26,245	19,742	+33%
3,716	3,412	3,061	21%	Adjusted net operating income from business segments	14,082	10,610	+33%

3,124	2,741	2,879	9%	• Upstream	11,397	8,902	+28%
361	341	75	X5	• Downstream	1,548	1,329	+16%
231	330	106	X2	• Chemicals	1,136	379	X3
3,472	3,195	3,076	+13%	Adjusted net income	13,639	10,857	+26%
1.54	1.42	1.37	+12%	Adjusted fully-diluted earnings per share (dollars)	6.08	4.85	+25%
2,247.9	2,244.9	2,241.4	—	Fully-diluted weighted-average shares (millions)	2,244.5	2,237.3	—

2,757	3,650	3,052	-10%	Net income (Group share)	14,014	11,782	+19%

6,827	5,283	5,208	+31%	Investments[4]	21,573	18,619	+16%
6,009	5,170	5,053	+19%	Investments including net investments in equity affiliates and non-consolidated companies[4]	20,475	18,137	+13%

1,826	1,387	1,395	+31%	Divestments	5,722	4,297	+33%
4,601	6,331	2,792	+65%	Cash flow from operations	24,516	17,240	+42%
6,313	5,627	5,037	+25%	Adjusted cash flow from operations	23,857	18,789	+27%

[3]	adjusted results (adjusted operating income, adjusted net operating income and adjusted net income) is defined as income using replacement cost, adjusted for special items and, through June 30, 2010, excluding Total’s equity share of adjustments related to Sanofi-Aventis; adjusted cash flow from operations is defined as cash flow from operations before changes in working capital at replacement cost; adjustment items are on page 19 and the inventory valuation effect is shown on page 16.

[4]	including acquisitions.

[5]	dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period.

•	Highlights since the beginning of the fourth quarter 2010
•	Formed a strategic alliance with Suncor encompassing the Fort Hills and Joslyn oil sands mining projects and the Voyageur upgrader in Canada

•	Increased share to 27.5% and launched the GLNG project in Australia to develop and liquefy coal seam gas

•	Launched the West Franklin phase two development in the UK North Sea

•	Offshore discoveries : on Moho Bilondo in Congo, near Laggan Tormore in the UK North Sea, on Block 15/06 in Angola and on Block B in Brunei

•	Expanded resource base by acquiring interests in exploration permits in deep-offshore Malaysia and Ivory Coast, in three onshore permits in Gabon, in shale gas in Argentina and three pre-salt blocks in Angola

•	Sold the 5% interest in Block 31 in Angola

•	Signed an agreement to sell the exploration and production subsidiary in Cameroon and a 20% interest in the Ipati and Aquio permits in Bolivia

•	Closed the refinery at Dunkirk

•	Signed a partnership agreement to study a coal-to-olefins petrochemical plant in China

•	Announced plan to sell the resins activities in Specialty Chemicals
•	Fourth quarter 2010 results

> Operating Income
In the fourth quarter 2010, the Brent price averaged 86.5 $/b, an increase of 16% compared to the fourth quarter 2009 and 12% compared to the third quarter 2010. The European refining margin indicator (ERMI) averaged 32.3 $/t compared to 11.7 $/t in the fourth quarter 2009 and 16.4 $/t in the third quarter 2010.
The euro-dollar exchange rate averaged 1.36 $/€ in the fourth quarter 2010 compared to 1.48 $/€ in the fourth quarter 2009 and 1.29 $/€ in the third quarter 2010.
In this environment, the adjusted operating income from the business segments was 5,102 M€ in the fourth quarter 2010, an increase of 28% compared to fourth quarter 20096. Expressed in dollars, the increase was 18%
The effective tax rate7 for the business segments was 57% in the fourth quarter 2010, stable compared to fourth quarter 2009.
Adjusted net operating income from the business segments was 2,736 M€ in the fourth quarter 2010 compared to 2,071 M€ in the fourth quarter 2009, an increase of 32%. Expressed in dollars, the adjusted net operating income from the business segments was 3.7 billion dollars (B$), an increase of 21% compared to the fourth quarter 2009.

[6]	special items affecting operating income from the business segments had a negative impact of 1,305 M€ in the 4th quarter 2010 and a negative impact of 411 M€ in the 4th quarter 2009.

[7]	defined as: (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates, dividends received from investments and impairments of acquisition goodwill + tax on adjusted net operating income).

     > Net Income
Adjusted net income was 2,556 M€ in the fourth quarter 2010 compared to 2,081 M€ in the fourth quarter 2009, an increase of 23%. Expressed in dollars, adjusted net income increased by 13%.
Effective July 1, 2010, the Group no longer accounts for its interest in Sanofi-Aventis as an equity affiliate. In the fourth quarter 2009, the contribution to the Group’s adjusted net income from Sanofi Aventis was 131 M€. Excluding the contribution of Sanofi-Aventis, the Group’s adjusted net income would have increased by 31% in euros and 20% in dollars.
Adjusted net income excludes the after-tax inventory effect and special items.
•	The after-tax inventory effect had a positive impact of 283 M€ in the fourth quarter 2010 and a positive impact of 296 M€ in the fourth quarter 2009.

•	Special items had a negative impact on net income of 809 M€ in the fourth quarter 2010, comprised essentially of impairments on European refining assets, partially offset by gains on asset sales. In the fourth quarter 2009, special items had a negative impact on net income of 264 M€[8].

•	In the fourth quarter 2009, special items included the Group’s equity share of adjustment items related to Sanofi-Aventis that had a negative impact on net income of 48 M€.
Net income (Group share) was 2,030 M€ compared to 2,065 M€ in the fourth quarter 2009.
The effective tax rate for the Group was 57% in the fourth quarter 2010 compared to 55% in the fourth quarter 2009.
Adjusted fully-diluted earnings per share, based on 2,247.9 million fully-diluted weighted average shares, was 1.14 euros compared to 0.93 euros in the fourth quarter 2009, an increase of 23%.
Expressed in dollars, adjusted fully-diluted earnings per share increased 12% to 1.54 dollars.
     > Investments — Divestments9
Investments, excluding acquisitions and including net investments in equity affiliates and non-consolidated companies, were 3.5 B€ (4.7 B$) in the fourth quarter 2010 compared to 3.3 B€ (4.9 B$) in the fourth quarter 2009.
Acquisitions were 970 M€ in the fourth quarter 2010, including essentially the acquisition of a 20% share in the GLNG project in Australia. The transaction to increase the interest in GLNG from 20% to 27.5% will be finalized in 2011.
Asset sales in the fourth quarter 2010 were 742 M€, comprised essentially of the sale of the company’s 5% share in Block 31 in Angola.
Net investments10 were 3.7 B€ (5.0 B$) in the fourth quarter 2010 compared to 2.6 B€ (3.8 B$) in the fourth quarter 2009.

[8]	detail shown on page 19.

[9]	detail shown on page 20.

[10]	net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies – asset sales + net financing for employees related to stock purchase plans.

     > Cash flow
Cash flow from operations was 3,387 M€ in the fourth quarter 2010 compared to 1,889 M€ in the fourth quarter 2009. The increase is essentially due to the increase in net income before the fourth quarter 2010 impairment charges on European refining assets.
Adjusted cash flow from operations11 was 4,648 M€, an increase of 36% compared to the fourth quarter 2009. Expressed in dollars, the adjusted cash flow from operations was 6.3 B$, an increase of 25%.
The Group’s net cash flow12 was a negative 295 M€ compared to a negative 691 M€ in the fourth quarter 2009. Expressed in dollars, the Group’s net cash flow was a negative 0.4 B$ in the fourth quarter 2010.

[11]	cash flow from operations at replacement cost before changes in working capital.

[12]	net cash flow = cash flow from operations + divestments – gross investments.

•	Results for the full year 2010
     > Operating income
Compared to the full year 2009, the 2010 oil market environment was marked by a 29% increase in the average Brent price to 79.5 $/b while the average realized price of gas was stable. The ERMI increased to 27.4 $/t in 2010 from 17.8 $/t in 2009. The euro-dollar exchange rate was 1.33 $/€ compared to 1.39 $/€ on average in 2009.
In this environment, the adjusted operating income from the business segments was 19,797 M€, an increase of 40% compared to 200913. Expressed in dollars, the adjusted operating income from the business segments was 26.2 B$, an increase of 33% compared to 2009.
The effective tax rate14 for the business segments was 56% compared to 55% in 2009.
The adjusted net operating income from the business segments was 10,622 M€ compared to 7,607 M€ in 2009, an increase of 40%.
Expressed in dollars, the adjusted net operating income from business segments increased by 33%.
     > Net income
Adjusted net income increased by 32% to 10,288 M€ compared to 7,784 M€ in 2009. Expressed in dollars, the adjusted net income increased by 26%.
Effective July 1, 2010, the Group no longer accounts for its interest in Sanofi-Aventis as an equity affiliate. The contribution to the Group’s adjusted net income from Sanofi Aventis was 290 M€ in 2010 compared to 786 M€ in 2009. Excluding the impact of the contribution of Sanofi-Aventis, the Group’s adjusted net income would have increased by 43% in euros and 36% in dollars.
Adjusted net income excludes the after-tax inventory effect, special items, and through June 30, 2010, the Group’s equity share of adjustment items related to Sanofi-Aventis.
•	The after-tax inventory effect had a positive impact of 748 M€ compared to a positive impact of 1,533 M€ in 2009.

•	The Group’s share of adjustment items related to Sanofi-Aventis had a negative impact of 81 M€ in 2010 and a negative impact of 300 M€ in 2009.

•	Special items had a negative impact on net income of 384 M€ in 2010, comprised essentially of asset impairments that had a negative impact of 1,224 M€ and gains on asset sales that had a positive impact of 1,046 M€. Special items had a negative impact of 570 M€ in 2009[15].
Net income (Group share) was 10,571 M€ compared to 8,447 M€ in 2009.
The effective tax rate for the Group was 56% in 2010 compared to 55% in 2009.
On December 31, 2010, there were 2,249.3 million fully-diluted shares compared to 2,243.7 million fully-diluted shares on December 31, 2009.
In 2010, the adjusted fully-diluted earnings per share, based on 2,244.5 million weighted-average shares, was 4.58 euros compared 3.48 euros in 2009, an increase of 32%.
Expressed in dollars, adjusted fully-diluted earnings per share were 6.08 compared to 4.85 in 2009, an increase of 25%.

[13]	special items affecting operating income from the business segments had a negative impact of 1,394 M€ in 2010 and a negative impact of 711 M€ in 2009.

[14]	defined as: (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates, dividends received from investments and impairments of acquisition goodwill + tax on adjusted net operating income).

[15]	detail shown on page 19.

     > Investments — divestments16
Investments, excluding acquisitions and including net investments in equity affiliates and non-consolidated companies, were 11.9 B€ (15.8 B$) in 2010 compared to 12.3 B€ (17.1 B$) in 2009.
Acquisitions were 3.5 B€ in 2010, comprised essentially of the acquisition of assets in the Barnett Shale in the United States, UTS in Canada, a 20% interest in the GLNG project in Australia and an increased stake in the Laggan Tormore blocks in the UK.
Asset sales in 2010 were 3.5 B€, comprised essentially of the sale of Sanofi-Aventis shares, the Valhall and Hod fields in Norway, the 5% interest in Block 31 in Angola, and the Mapa Spontex unit in the Chemicals segment.
Net investments17 increased by 16% to 12.0 B€ from 10.3 B€ in 2009. Expressed in dollars, net investments in 2010 increased by 11% to 15.9 B$.
     > Cash flow
Cash flow from operations was 18,493 M€, an increase of 50% compared to 2009, essentially due to the increase in net income and the more favorable change in working capital than in 2009.
Adjusted cash flow from operations18 was 17,996 M€, an increase of 34%. Expressed in dollars, adjusted cash flow from operations was 23.9 B$, an increase of 27%.
The Group’s net cash flow19 was 6,536 M€ compared to 2,092 M€ in 2009. Expressed in dollars, the Group’s net cash flow was 8.7 B$ in 2010.
The net-debt-to-equity ratio was 22.2% on December 31, 2010, compared to 18.2% on September 30, 2010 and 26.6% on December 31, 200920.

[16]	detail shown on page 20.

[17]	net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies – asset sales + net financing for employees related to stock purchase plans.

[18]	cash flow from operations at replacement cost before changes in working capital.

[19]	net cash flow = cash flow from operations + divestments – gross investments.

[20]	detail shown on page 21.

•	Analysis of business segment results
Upstream
     > Environment — liquids and gas price realizations*

			4Q10				2010
			vs				vs
4Q10	3Q10	4Q09	4Q09		2010	2009	2009
86.5	76.9	74.5	+16%	Brent ($/b)	79.5	61.7	+29%
83.7	72.8	70.6	+19%	Average liquids price ($/b)	76.3	58.1	+31%
5.62	5.13	5.07	+11%	Average gas price ($/Mbtu)	5.15	5.17	—
61.9	54.9	54.4	+14%	Average hydrocarbons price ($/boe)	56.7	47.1	+20%

*	consolidated subsidiaries, excluding fixed margin and buy-back contracts.
     > Production

			4Q10				2010
			vs				vs
4Q10	3Q10	4Q09	4Q09	Hydrocarbon production	2010	2009	2009
2,387	2,340	2,377	—	Combined production (kboe/d)	2,378	2,281	+4%

1,337	1,325	1,404	-5%	• Liquids (kb/d)	1,340	1,381	-3%
5,692	5,529	5,320	+7%	• Gas (Mcf/d)	5,648	4,923	+15%
In the fourth quarter 2010, hydrocarbon production was 2,387 thousand barrels of oil equivalent per day (kboe/d), an increase of 0.4% compared to the fourth quarter 2009, essentially as a result of :
•	production ramp-ups on new projects more than offsetting the normal decline,

•	+1% for lower OPEC reductions and an improvement in gas demand,

•	+0.5% for improved security conditions in Nigeria,

•	+0.5% for changes in the portfolio,

•	-2% for the price effect[21].
In 2010, hydrocarbon production was 2,378 kboe/d, an increase of 4.3% compared to 2009, essentially as a result of :
•	+3% for production ramp-ups on new projects, net of the normal decline, and a lower level of turnarounds,

•	+1.5% for lower OPEC reductions and an increase in gas demand,

•	+1% for improved security conditions in Nigeria,

•	+2% for changes in the portfolio,

•	-3% for the price effect[21].

[21]	impact of changing hydrocarbon prices on entitlement volumes.

> Reserves

Year-end reserves	2010	2009	%
Hydrocarbon reserves (Mboe)	10,695	10,483	+2%

• Liquids (Mb)	5,987	5,689	+5%
• Gas (Bcf)	25,788	26,318	-2%
Proved reserves based on SEC rules (based on Brent at 79.02 $/b) were 10,695 Mboe at December 31, 2010. Based on the 2010 average rate of production, the reserve life is more than 12 years.
The 2010 reserve replacement rate22, based on SEC rules, was 124%.
As of year-end 2010, Total has a solid and diversified portfolio of proved and probable reserves23 representing more than 20 years of reserve life based on the 2010 average production rate, and resources24 representing more than 40 years of reserve life.
     > Results

			4Q10				2010
			vs				vs
4Q10	3Q10	4Q09	4Q09	in millions of euros	2010	2009	2009
4,695	4,190	3,908	+20%	Adjusted operating income*	17,653	12,879	+37%
2,300	2,123	1,948	+18%	Adjusted net operating income*	8,597	6,382	+35%
313	335	293	+7%	• includes income from equity affiliates	1,254	886	+42%

3,942	3,400	2,429	+62%	Investments	13,208	9,855	+34%
771	1,035	77	x10	Divestments	2,067	398	x5
3,908	2,831	2,825	+38%	Cash flow from operating activities	15,573	10,200	+53%
3,619	3,498	3,168	+14%	Adjusted cash flow	14,136	11,336	+25%

*	detail of adjustment items shown in the business segment information annex to financial statements.
Adjusted net operating income from the Upstream segment was 2,300 M€ in the fourth quarter 2010 compared to 1,948 M€ in the fourth quarter 2009, an increase of 18%.
Expressed in dollars, adjusted net operating income for the Upstream segment increased by 9%, reflecting essentially the impact of higher hydrocarbon prices compared to the fourth quarter 2009.
The effective tax rate for the Upstream segment was 59% compared to 58% in the fourth quarter 2009.

[22]	change in reserves excluding production i.e. (revisions + discoveries, extensions + acquisitions – divestments) / production for the period. The reserve replacement rate would be 95% in an environment with a constant 59.91 $/b oil price, excluding acquisitions and divestments.

[23]	limited to proved and probable reserves covered by E&P contracts on fields that have been drilled and for which technical studies have demonstrated economic development in a 80 $/b Brent environment, including projects developed by mining.

[24]	proved and probable reserves plus contingent resources (potential average recoverable reserves from known accumulations - Society of Petroleum Engineers — 03/07).

For the full year 2010, adjusted net operating income from the Upstream segment was 8,597 M€ compared to 6,382 M€ in 2009, an increase of 35%. Expressed in dollars, adjusted net operating income for the Upstream segment increased by 28% to 11.4 B$, reflecting essentially the impact of production growth and higher hydrocarbon prices.
Technical costs for consolidated subsidiaries, in accordance with ASC 93225, were 16.6 $/boe in 2010, compared to 15.4 $/boe in 2009.
The return on average capital employed (ROACE26) for the Upstream segment was 21% in 2010 compared to 18% in 2009.

[25]	FASB Accounting Standards Codification Topic 932, Extractive industries – Oil and Gas

[26]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 22.

Downstream
     > Refinery throughput and utilization rates*

			4Q10				2010
			vs				vs
4Q10	3Q10	4Q09	4Q09		2010	2009	2009
1,832	2,068	2,055	-11%	Total refinery throughput (kb/d)	2,009	2,151	-7%

550	773	701	-22%	• France	697	836	-17%
1,039	1,038	1,104	-6%	• Rest of Europe	1,059	1,065	-1%
243	257	250	-3%	• Rest of world	253	250	+1%
				Utilization rates
66%	74%	75%		• Based on crude only	73%	78%
71%	80%	79%		• Based on crude and other feedstock	77%	83%

*	includes share of CEPSA.
In the fourth quarter 2010, refinery throughput decreased by 11% compared to the fourth quarter 2009, mainly due to strikes that affected all French refineries in the fourth quarter 2010 as well as the shut-down of a distillation unit at the Lindsey refinery in the UK following an incident in June 2010.
For the full year 2010, refinery throughput decreased by 7% compared to 2009, reflecting essentially the shutdown of the Dunkirk refinery and a distillation unit at the Normandy refinery as well as impacts from strikes in France.
> Results

			4Q10				2010
			vs	in millions of euros			vs
4Q10	3Q10	4Q09	4Q09	(except the ERMI)	2010	2009	2009
32.3	16.4	11.7	x3	European refining margin indicator — ERMI ($/t)	27.4	17.8	+54%
274	237	11	x25	Adjusted operating income*	1,251	1,026	+22%
266	264	51	x5	Adjusted net operating income*	1,168	953	+23%
61	60	19	x3	• includes income from equity affiliates	179	155	+15%
757	568	844	-10%	Investments	2,343	2,771	-15%
433	28	48	x9	Divestments	499	133	x4
(955)	900	(1,400)	na	Cash flow from operating activities	1,441	1,164	+24%
753	555	199	x4	Adjusted cash flow	2,405	1,601	+50%

*	detail of adjustment items shown in the business segment information annex to financial statements.
The European refinery margin indicator (ERMI) averaged 32.3 $/t in the fourth quarter 2010, representing a nearly three-fold increase compared to the fourth quarter 2009. For the full year 2010, the ERMI was 27.4$/t, an increase of 54% compared to 2009.
Adjusted net operating income from the Downstream segment was 266 M€ in the fourth quarter 2010, compared to 51 M€ in the fourth quarter 2009.

Expressed in dollars, adjusted net operating income from the Downstream segment was 361 M$. This result represents close to a 5-fold increase over the fourth quarter 2009, and is mainly due to the rebound in fourth quarter 2010 refining margins versus the very low levels of margins in the fourth quarter 2009. However, the Group did not fully benefit from the improved environment due to significantly lower throughput as compared to the fourth quarter 2009 in the French refineries and the Lindsey refinery in the UK. The impact of the strikes on adjusted net operating income was determined to be close to 100 M$.
For the full year 2010, adjusted net operating income for the Downstream segment 1,168 M€ compared to 953 M€ in 2009.
Expressed in dollars, the adjusted net operating income for the Downstream segment was 1.5 B$, an increase of 16% compared to 2009. The increase is essentially due to the positive impact of the refining margin improvement, which was partially offset by lower throughput and reliability of the Group’s refineries in 2010 and less favorable conditions for supply optimization.
The persistence of an unfavorable economic environment for refining, affecting Europe in particular, led the Group to recognize an impairment in the Downstream, essentially on French and UK refining assets, in the fourth quarter 2010 in the amount of 1,192 M€ in operating income and 913 M€ in net operating income. These elements have been treated as adjustment items.
The ROACE27 for the Downstream segment was 8% in 2010 compared to 7% in 2009.

[27]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 22.

Chemicals

			4Q10				2010
			vs				vs
4Q10	3Q10	4Q09	4Q09	in millions of euros	2010	2009	2009
4,218	4,460	3,932	+7%	Sales	17,490	14,726	+19%
2,579	2,748	2,389	+8%	• Base chemicals	10,653	8,655	+23%
1,639	1,710	1,543	+6%	• Specialties	6,824	6,071	+12%
133	301	66	x2	Adjusted operating income*	893	249	x3,5
170	256	72	x2	Adjusted net operating income*	857	272	x3
67	133	(16)	na	• Base chemicals	393	16	x25
109	125	93	+17%	• Specialties	475	279	+70%
292	111	225	+30%	Investments	641	631	+2%
23	(10)	20	+15%	Divestments	347	47	x7
332	215	324	+2%	Cash flow from operating activities	934	1,082	-14%
189	322	218	-13%	Adjusted cash flow	1,157	442	x3

*	detail of adjustment items shown in the business segment information annex to financial statements.
The environment for the Base chemicals was weaker in the fourth quarter 2010 than in the third quarter 2010, affected by a decrease in petrochemical margins, particularly in Europe; however, globally the environment remained more favorable than in the fourth quarter 2009.
For the full year 2010, Chemicals benefited from a strong rebound in demand and Base chemical margins as well as an increase in demand in the Specialties chemicals markets.
Sales, excluding intra-Group sales, for the Chemicals segment were 4,218 M€ in the fourth quarter 2010.
The adjusted net operating income for the Chemicals segment was 170 M€ in the fourth quarter 2010, representing more than a two-fold increase over the fourth quarter 2009.
For the full year 2010, Chemicals segment sales, excluding intra-Group sales, were 17,490 M€, an increase of 19% compared to 2009.
The adjusted net operating income was 857 M€ compared to 272 M€ in 2009.
The adjusted net operating income for the Base chemicals increased by 377 M€, due to an improved environment and the ramp up of new production units in Qatar. In 2010, Specialties benefited from strong operational performance and good positioning in growth markets.
The ROACE28 of the Chemicals segment was 12% in 2010 compared to 4% in 2009.

[28]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 22.

•	Total S.A., parent company accounts and proposed dividend
Net income for Total S.A., the parent company, was 5,840 M€ in 2010 compared to 5,634 M€ in 2009. After closing the accounts, the Board of Directors decided to propose at the May 13, 2011, Annual Shareholders Meeting a dividend of 2.28 euros per share for 2010, stable compared to the previous year.
Based on 2010 adjusted net income, the pay-out ratio would be 50%.
Taking into account the interim dividend of 1.14 euros per share paid on November 17, 2010, the remaining 1.14 euros per share would be paid on May 26, 201129.
•	Summary and outlook
The ROACE for the full year 2010 was 16% for the Group and 17% for the business segments. In 2009, the ROACE was 13% for the Group and for the business segments.
Return on equity was 19% in 2010 compared to 16% in 2009.
Total plans to continue in 2011 to consolidate the drivers for future growth, while reaffirming the priority to the safety and acceptability of its operations.
The 2011 investment budget is 20 B$, and 80% will be dedicated to the Upstream. In addition, Total intends to continue to pursue targeted acquisitions and divestments of non-core assets.
The Group also confirms its commitment to research and development by raising its 2011 budget to close to 1 B$.
In the Upstream, Total will start production from a new wave of major projects beginning in mid-2011, in particular with the start-up of Pazflor in Angola expected in the fourth quarter. The Group will continue to study numerous projects, notably in Russia, Australia, Canada and China; the expectation is to launch these projects over the next two years, which will contribute to increasing the visibility on medium-term growth. With an exploration budget raised to 2.1 B$ for 2011, the Group is implementing a bolder and more diversified approach that targets larger discoveries.
In the Downstream and Chemicals segments, Total will continue to pursue measures to improve its competitiveness by adapting its European portfolio, by starting up new units at the Port Arthur refinery in the United States and by increasing its presence in growth markets.
Since the beginning of the first quarter 2011, the price of Brent has traded between 90 and 100 $/b, a significant increase over the fourth quarter 2010 average. The European refining environment remains difficult with weaker margins compared to the fourth quarter 2010.
♦ ♦ ♦

[29]	the ex-dividend date for the remainder of the 2010 dividend would be May 23, 2011 ; for the ADR (NYSE :TOT) the ex-dividend date would be May 18, 2011.

To listen to a presentation by CEO Christophe de Margerie to financial analysts today in Paris at 11:30 (Paris time) please log on to www.total.com or call +44 (0) 207 162 0177 in Europe or +1 334 323 6203 in the U.S. For a replay through February 25, 2011 please consult the Web site or call +44 (0)207 031 4064 in Europe or +1 954 334 0342 in the U.S. (code : 883 819).
To listen to a presentation by CEO Christophe de Margerie to financial analysts today in London at 16:30 (London time) please log on to www.total.com or call +44 (0)207 162 0177 in Europe or +1 334 323 6203 in the U.S. For a replay through February 25, 2011, please consult the Web site or call +44 (0)207 031 4064 in Europe or +1 954 334 0342 in the U.S. (code : 883 820).

This document does not constitute the annual financial report within the meaning of Article L.451-1-2 of the French monetary and financial code, which is included in the company’s Registration document available on the Group’s Web site at www.total.com or by request from the company’s headquarters.
This document may contain forward-looking statements, including within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business, strategy and plans of TOTAL.
Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Neither TOTAL nor any of its subsidiaries assumes any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group with the French Autorité des Marchés Financiers and the U.S. Securities and Exchange Commission (“SEC”).
Business segment information is presented in accordance with the Group internal reporting system used by the chief operating decision maker to measure performance and allocate resources internally. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or assets disposals, which are not considered to be representative of normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to recur within following years.
The adjusted results of the Downstream and Chemical segments are also presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.
In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results according to FIFO (First-In, First-Out) and the replacement cost.
In this framework, performance measures such as adjusted operating income, adjusted net operating income and adjusted net income are defined as incomes using replacement cost, adjusted for special items and, through June 30, 2010, excluding TOTAL’s equity share of adjustments related to Sanofi-Aventis. They are meant to facilitate the analysis of the financial performance and the comparison of income between periods.
Dollar amounts presented herein represent euro amounts converted at the average euro-dollar exchange rate for the applicable period and are not the result of financial statements prepared in dollars.
Cautionary Note to U.S. Investors — The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this presentation, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File N° 1-10888, available from us at 2, place Jean Millier — La Défense 6 — 92078 Paris — La Défense Cedex, France, or at our Web site: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s Web site: www.sec.gov.

Operating information by segment
Fourth quarter and full year 2010
•	Upstream

			4Q10 vs	Combined liquids and gas			2010 vs
4Q10	3Q10	4Q09	4Q09	production by region (kboe/d)	2010	2009	2009
573	521	627	-9%	Europe	580	613	-5%
764	765	780	-2%	Africa	756	749	+1%
540	534	493	+10%	Middle East	527	438	+20%
68	65	41	+66%	North America	65	24	x3
179	179	167	+7%	South America	179	182	-2%
241	253	242	—	Asia-Pacific	248	251	-1%
22	23	27	-19%	CIS	23	24	-4%

2,387	2,340	2,377	—	Total production	2,378	2,281	+4%

477	455	393	+21%	Includes equity and non-consolidated affiliates	444	359	+24%

4Q10	3Q10	4Q09	4Q10 vs 4Q09	Liquids production by region (kb/d)	2010	2009	2010 vs 2009
265	251	306	-13%	Europe	269	295	-9%
614	617	648	-5%	Africa	616	632	-3%
310	313	304	+2%	Middle East	308	307	—
30	29	30	—	North America	30	20	+50%
83	72	68	+22%	South America	76	80	-5%
22	30	31	-29%	Asia-Pacific	28	33	-15%
13	13	17	-24%	CIS	13	14	-7%

1,337	1,325	1,404	-5%	Total production	1,340	1,381	-3%

318	304	276	+15%	Includes equity and non-consolidated affiliates	300	286	+5%

4Q10	3Q10	4Q09	4Q10 vs 4Q09	Gas production by region (Mcf/d)	2010	2009	2010 vs 2009
1,676	1,464	1,736	-3%	Europe	1,690	1,734	-3%
739	758	681	+9%	Africa	712	599	+19%
1,253	1,207	1,050	+19%	Middle East	1,185	724	+64%
214	203	53	x4	North America	199	22	x9
533	593	546	-2%	South America	569	564	+1%
1,226	1,249	1,196	+3%	Asia-Pacific	1,237	1,228	+1%
51	55	58	-12%	CIS	56	52	+8%

5,692	5,529	5,320	+7%	Total production	5,648	4,923	+15%

857	820	635	+35%	Includes equity and non-consolidated affiliates	781	395	+98%

4Q10	3Q10	4Q09	4Q10 vs 4Q09	Liquefied natural gas	2010	2009	2010 vs 2009
3.12	3.39	2.35	+33%	LNG sales* (Mt)	12.32	8.83	+40%

*	sales, Group share, excluding trading; 1 Mt/y = approx. 133 Mcf/d; 2010 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2010 SEC coefficient.
• Downstream

4Q10	3Q10	4Q09	4Q10 vs 4Q09	Refined products sales by region (kb/d)*	2010	2009	2010 vs 2009
1,968	1,920	2,046	-4%	Europe	1,929	2,053	-6%
295	286	295	—	Africa	292	281	+4%
95	102	145	-34%	Americas	115	165	-30%
165	161	158	+4%	Rest of world	159	142	+12%

2,523	2,469	2,644	-5%	Total consolidated sales	2,495	2,641	-6%
1,307	1,300	921	+42%	Trading	1,281	975	+31%

3,830	3,769	3,565	+7%	Total refined product sales	3,776	3,616	+4%

*	includes share of CEPSA and, starting October 2010, TotalERG.

Adjustment items
•	Adjustments to operating income from business segments

4Q10	3Q10	4Q09	in millions of euros	2010	2009
(1,305)	(15)	(411)	Special items affecting operating income from the business segments	(1,394)	(711)

—	—	—	• Restructuring charges	—	—
(1,393)	(15)	(283)	• Impairments	(1,416)	(391)
88	—	(128)	• Other	22	(320)
397	(104)	449	Pre-tax inventory effect: FIFO vs. replacement cost	993	2,205

(908)	(119)	38	Total adjustments affecting operating income from the business segments	(401)	1,494
•	Adjustments to net income (Group share)

4Q10	3Q10	4Q09	in millions of euros	2010	2009
(809)	400	(264)	Special items affecting net income (Group share)	(384)	(570)

352	502	92	• Gain on asset sales	1,046	179
(42)	(1)	(17)	• Restructuring charges	(53)	(129)
(1,058)	(101)	(260)	• Impairments	(1,224)	(333)
(61)	—	(79)	• Other	(153)	(287)

—	—	(48)	Equity shares of adjustments related to Sanofi-Aventis*	(81)	(300)
283	(48)	296	After-tax inventory effect: FIFO vs. replacement cost	748	1,533
(526)	352	(16)	Total adjustments to net income	283	663

*	based on Total’s share in Sanofi-Aventis of 7.4% at 12/31/2009.
Effective July 1, 2010, Sanofi-Aventis is no longer treated as an equity affiliate. Total’s share in Sanofi-Aventis was 5.5% on December 31, 2010 and 5.7% on September 30, 2010.
Effective tax rates

4Q10	3Q10	4Q09	Effective tax rate*	2010	2009
58.9%	59.5%	57.6%	Upstream	59.1%	58.3%
57.2%	56.3%	55.4%	Group	55.9%	55.0%

*	tax on adjusted net operating income / (adjusted net operating income — income from equity affiliates, dividends received from investments, and impairments of acquisition goodwill + tax on adjusted net operating income).

Investments — Divestments

4Q10	3Q10	4Q09	4Q10 vs 4Q09	in millions of euros	2010	2009	2010 vs 2009
3,454	2,982	3,307	+4%	Investments excluding acquisitions*	11,930	12,260	-3%
462	160	256	+80%	•Capitalized exploration	1,042	865	+20%
(315)	151	159	na	■ Net investments in equity affiliates and non-consolidated companies	117	594	-80%
970	1,023	112	x9	Acquisitions	3,515	743	x5
4,424	4,005	3,419	+29%	Investments including acquisitions*	15,445	13,003	+19%
742	987	821	-10%	Asset sales	3,452	2,663	+30%
3,682	3,018	2,580	+43%	Net investments**	11,957	10,268	+16%

4Q10	3Q10	4Q09	4Q10 vs 4Q09	expressed in millions of dollars***	2010	2009	2010 vs 2009
4,692	3,850	4,887	-4%	Investments excluding acquisitions*	15,816	17,100	-8%
628	207	378	+66%	•Capitalized exploration	1,381	1,207	+14%
(427)	195	235	na	■ Net investments in equity affiliates and non-consolidated companies	155	829	-81%
1,318	1,321	166	x8	Acquisitions	4,660	1,036	x4
6,009	5,170	5,053	+19%	Investments including acquisitions*	20,475	18,137	+13%
1,008	1,274	1,213	-17%	Asset sales	4,576	3,714	+23%
5,001	3,896	3,813	+31%	Net investments**	15,851	14,322	+11%

*	includes net investments in equity affiliates and non-consolidated companies.

**	net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies — asset sales + net financing for employees related to stock purchase plans.

***	dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period.

Net-debt-to-equity ratio

in millions of euros	12/31/2010	9/30/2010	12/31/2009
Current borrowings	9,653	10,201	6,994
Net current financial assets	(1,046)	(1,351)	(188)
Non-current financial debt	20,783	21,566	19,437
Hedging instruments of non-current debt	(1,870)	(1,760)	(1,025)
Cash and cash equivalents	(14,489)	(18,247)	(11,662)
Net debt	13,031	10,409	13,556

Shareholders’ equity	60,414	57,583	52,552
Estimated dividend payable*	(2,553)	(1,273)	(2,546)
Minority interests	857	838	987
Equity	58,718	57,148	50,993

Net-debt-to-equity ratio	22.2%	18.2%	26.6%

*	based on a 2010 dividend equal to the dividend paid in 2009 (2.28 €/share), after deducting the interim dividend of 1.14 € per share approved by the Board of Directors on July 29, 2010.
2011 Sensitivities*

Impact on adjusted
			Impact on adjusted	net operating
	Scenario	Change	operating income(e)	income(e)
Dollar	1.30 $/€	+0.1 $per €	-1.6 B€	-0.8 B€
Brent	80 $/b	+1 $/b	+0.27 B€/ 0.35 B$	+0.13 B€/ 0.17 B$
European refining margins ERMI	30 $/t	+1 $/t	+0.07 B€/ 0.09 B$	+0.05 B€/ 0.07 B$

*	sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. The impact of the €-$ sensitivity on adjusted operating income and adjusted net operating income attributable to the Upstream segment are approximately 80% and 75% respectively, and the remaining impact of the €-$ sensitivity is essentially in the Downstream segment.

Return on average capital employed
• Full year 2010

in millions of euros	Upstream	Downstream	Chemicals	Segments	Group
Adjusted net operating income	8,597	1,168	857	10,622	10,748
Capital employed at 12/31/2009*	37,397	15,299	6,898	59,594	64,451
Capital employed at 12/31/2010*	43,972	15,561	7,312	66,845	70,866
ROACE	21.1%	7.6%	12.1%	16.8%	15.9%

*	at replacement cost (excluding after-tax inventory effect).
• Twelve months ended September 30, 2010

in millions of euros	Upstream	Downstream	Chemicals	Segments	Group
Adjusted net operating income	8,245	953	759	9,957	10,272
Capital employed at 9/30/2009*	35,514	13,513	6,845	55,872	61,030
Capital employed at 9/30/2010*	41,629	15,379	7,232	64,240	68,242
ROACE	21.4%	6.6%	10.8%	16.6%	15.9%

*	at replacement cost (excluding after-tax inventory effect).
• Full year 2009

in millions of euros	Upstream	Downstream	Chemicals	Segments	Group
Adjusted net operating income	6,382	953	272	7,607	8,226
Capital employed at 12/31/2008*	32,681	13,623	7,417	53,721	59,764
Capital employed at 12/31/2009*	37,397	15,299	6,898	59,594	64,451
ROACE	18.2%	6.6%	3.8%	13.4%	13.2%

*	at replacement cost (excluding after-tax inventory effect).